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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68595

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aspen River Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

415 Waterford Drive
(No. and Street)

Cartersville (City) Georgia (State) 30120 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Daniel LeGaye (281) 367-0380
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Porter Keadle Moore, LLP
(Name – *if individual, state last, first, middle name*)

235 Peachtree Street NE, Suite 1800 (Address) Atlanta (City) Georgia (State) 30303 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OP 3/28/14

OATH OR AFFIRMATION

I, Daniel LeGaye, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen River Securities, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer
Title

Notary Public

AMANDA SHERANKO
Notary Public, State of Texas
My Commission Expires
December 08, 2015

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASPEN RIVER SECURITIES, LLC

Financial Statements

December 31, 2013

(with Independent Auditor's Report thereon)

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

Porter Keadle Moore

CPAs | Advisors | www.pkm.com

INDEPENDENT AUDITOR'S REPORT

To the Member
Aspen River Securities, LLC
Cartersville, Georgia

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Aspen River Securities, LLC (the "Company") as of December 31, 2013, and the related statements of operations, changes in member equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aspen River Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Supplemental Schedule is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the Supplemental Schedule has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the Supplemental Schedule is fairly stated in all material respects in relation to the financial statements as a whole.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 27, 2014

ASPEN RIVER SECURITIES, LLC

Statement of Financial Condition

December 31, 2013

Assets

Total assets - Cash	$	53,025

Liabilities and Member Equity

Liabilities – consisting of accounts payable	$	1,113
Member equity		51,912
Total liabilities and member equity	$	53,025

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

Statement of Operations

For the Year Ended December 31, 2013

Revenue – consisting of interest income	$	61
Expenses:		
Salaries and other employee compensation and benefits		4,497
Legal and professional		27,535
Regulatory		5,126
Other		6,165
Total expenses		43,323
Net loss	$	(43,262)

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

Statement Changes in Member Equity

For the Year Ended December 31, 2013

Balance at December 31, 2012	$	45,174
Member contributions		50,000
Net loss		(43,262)
Balance at December 31, 2013	$	51,912

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

Statement of Cash Flows

For the Year Ended December 31, 2013

Cash flows from operating activities:		
Net loss	$	(43,262)
Change in prepaid expenses		6,500
Change in accounts payable		(6,371)
Net cash used in operating activities		(43,133)
Cash flows provided by financing activities, consisting of contributions by member		50,000
Net increase in cash		6,867
Cash at beginning of the year		46,158
Cash at end of the year	$	53,025

See accompanying notes to financial statements.

ASPEN RIVER SECURITIES, LLC

Notes to Financial Statements

(1) Description of Business and Summary of Significant Accounting Policies

Business

Aspen River Securities, LLC (the "Company") is a Georgia limited liability company formed on April 21, 2010, and is a broker-dealer registered with the Securities and Exchange Commission under Section 15(b) of the Securities Exchange Act of 1934, and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval to become a broker-dealer on May 20, 2011. The Company was established to offer distribution support services to asset managers in the institutional retirement plan market.

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates.

Income Taxes

As a limited liability corporation, the tax consequences of the Company's operations all pass through to the members. Accordingly, the Company's financial statements do not include a provision for income taxes.

GAAP requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Company and has concluded that as of December 31, 2013, there were no uncertain tax positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the Company's financial statements. The Company has recognized no interest or penalties related to uncertain tax positions. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Company's tax returns for 2010 through 2013 are subject to income tax examination.

Limitation of Member Liability

Member liability is limited to the amount of capital contributed under Georgia limited liability corporation law.

(2) Related Party Transactions and Economic Dependence

Operations of the Company to date have consisted of operating and regulatory expenses. A portion of these expenses have been paid by the Member on behalf of the Company and totaled $8,326 for the year ended December 31, 2013. As of December 1, 2013, $594 was payable to the Member. Without the support of the Member, results for the year ended December 31, 2013 would differ from what is reported in the financial statements.

The Company has a Resources and Services Agreement with Oculus Partners, LLC ("Oculus"), a company related by common ownership. Under this agreement, Oculus provides ongoing administrative support, management, office space, office equipment and other services. The monthly fee under this agreement is $120 per month plus actual time for personnel based on a rate schedule defined in the agreement. During 2013, the Company recorded fees totaling $5,435 under this agreement, which are recorded in salaries and other employee compensation and benefits and other expenses in the statement of operations. As of December 31, 2013, $185 was payable to Oculus pursuant to the agreement.

The Company has a Resources and Services Agreement with Aspen River Capital, LLC ("ARC"), a company related by common ownership. Under this agreement, ARC provides consulting services to the Company on an as needed basis. The consulting fees under this agreement are based on actual time spent using a rate schedule defined in the agreement. During 2013, the Company paid no consulting fees under this agreement.

(3) **Subsequent Events**

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through February 27, 2014, the date on which the financial statements were available to be issued.

SUPPLEMENTAL

SCHEDULE

ASPEN RIVER SECURITIES, LLC

Supplemental Schedule I

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2013

Computation of Net Capital:

Member equity	$ 51,912
Non-allowable assets	-
Net capital	51,912
Minimum net capital required to be maintained (greater of $5,000 or 6 2/3% of aggregate indebtedness)	5,000
Net capital in excess of requirement	$ 46,912

Computation of Aggregate Indebtedness:

Aggregate indebtedness	$ 1,113
Ratio of aggregate indebtedness to net capital	.0214 to 1

Reconciliation with Company's Computation (included in Part II of its FOCUS Report as of December 31, 2013):

Not applicable.

Schedule II - Computation for Determination of Reserve Requirements

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2013.

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from compliance with Rule 15c3-3 under Section k(2)(i) of the Rule. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear or introduce customer transactions. The Company was in compliance with the conditions of the exemption as of December 31, 2013.

Porter Keadle Moore
CPAs | Advisors | www.pkm.com

Independent Auditor's Report on Internal Control

To the Member
Aspen River Securities, LLC
Cartersville, Georgia

In planning and performing our audit of the financial statements of Aspen River Securities, LLC (the "Company"), as of December 31, 2013 and for the year then ended in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

235 Peachtree Street NE | Suite 1800 | Atlanta, Georgia 30303 | Phone 404.588.4200 | Fax 404.588.4222

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Porter Keadle Moore, LLC

Atlanta, Georgia
February 27, 2014

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February 27, 2014

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RE: Aspen River Securities, LLC; Firm ID #153947
Annual Audit Report, Form X-17A-5

Dear Sir or Madam:

On behalf of the above captioned member firm, enclosed please find two counter-original Annual Audited Report for the fiscal year ended December 31, 2013 with supporting Facing Page.

Should you have any questions regarding the enclosed report, please feel free to contact the undersigned or Cynthia Hayes of Aspen River Securities, LLC.

Sincerely,

Kristy K. Johnson
Senior Associate

KKJ/swr
Enclosure (as stated)

cc: Ms. Cynthia Hayes (w/enclosures)

1141/885

33300 Egypt Lane Suite E-400, Magnolia, TX 77354 • 281-367-0380 • 281-356-2171 fax • www.mglconsulting.com